SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	000-50730
CUSIP NUMBER	926728 10 6

|X|   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |  |   Form 10-Q   |  |   Form NSAR   |  |  Form N-CSR

For the period ended: December 31, 2005

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	ViewSonic Corporation N/A 381 Brea Canyon Road Walnut, CA 91789

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

     ViewSonic Corporation (the "Company") is still in the process of completing its year-end consolidated financial statements for the year ended December 31, 2005 and therefore is unable to file its annual report on Form 10-K for the year ended December 31, 2005 (the "Form 10-K") in the prescribed time period without unreasonable effort and expense. The Company expects to file the Form 10-K no later than the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

Robert J. Ranucci	909	444-8881

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|  |   Yes   |X|   No
If the answer is no, identify report(s)

      The Company failed to file a Form 8-K with respect to the Company's entry into employment agreements with its executive officer, Jan Jensen, and intends to report this information in its Form 10-K for its fiscal year ended December 31, 2005.

      The Company failed to file a Form 8-K with respect to the Company's renewal of a $50.0 million line of credit with CIT Group/Business Credit, Inc. with a new $60.0 million credit line that expires in March 2008. Advances bear interest at the prime rate plus 0.75% (5.9% at December 31, 2004) with interest payable monthly and reported this information in its Form 10-Q for the quarter ended March 31, 2005.

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As described in Part III above, the Company is still in the process of completing its year-end financial review. The Company believes that its net sales for fiscal 2005 will be approximately $1.200 million, and its net loss per share will be approximately $0.03. The Company's net sales for fiscal 2004 were $1.104 million, and its net loss per share was $0.05.

ViewSonic Corporation
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 03, 2006	By:	/s/ Robert J. Ranucci Robert J. Ranucci VP General Counsel & Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).